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Li He
Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

September 30, 2013

Re:	Qunar Cayman Islands Limited Registration Statement on Form F-1

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom
Mr. Robert Babula
Mr. Andrew Mew
Mr. Dietrich King

Ms. Jacqueline Kaufman

Dear Ms. Ransom, Mr. Babula, Mr. Mew, Mr. King and Ms. Kaufman:

On behalf of our client, Qunar Cayman Islands Limited, a company organized under the laws of the Cayman Islands (the “Company”), we are filing the Company’s revised draft Registration Statement on Form F-1 (the “Registration Statement”) as well as the related exhibits to the Securities and Exchange Commission (the “Commission”). This revised draft Registration Statement has been marked to show changes made to the draft registration statement confidentially submitted to the Commission on September 16, 2013. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company has responded to all of the Staff’s comments contained in the Staff’s letter dated September 24, 2013 (the “September 24 Comment Letter”) by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. Set forth below are the Company’s responses to the comments contained in the September 24 Comment Letter.

The Staff’s comments are repeated below, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Securities and Exchange Commission	2	September 30, 2013

General

1.	You state on page 119 of your draft registration statement that your travel service provider customers include such airlines as China Southern Airlines and Lufthansa Airlines. These two airlines offer flight services to and from Cuba, Iran, and/or Sudan, countries which are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, and Sudan, whether through direct or indirect arrangements. Your response should describe any products, technology, information, or services that you have provided into Cuba, Iran, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Cuba, Iran, and Sudan, or entities they control.

The Company respectfully advises the Staff that the Company does not have, has not had, and does not anticipate having, offices, facilities, equipment, sales agents, or other employees in Cuba, Iran or Sudan. Certain of the Company’s travel service provider customers offer flights to Cuba, Iran or Sudan. People can book flights through the Company’s website to such countries. While it is possible that Internet users in Cuba, Iran and Sudan may visit the Company’s website (although it is offered in the Chinese language only) and book travel, the Company does not routinely keep track of such information. Other than the foregoing, to the Company’s knowledge, it has not provided any products, information or services into Cuba, Iran or Sudan, and the Company does not have any agreements, arrangements, or other contacts with the governments of Cuba, Iran and Sudan or entities they control.

Out of approximately 4,780,000 flight tickets that were sold by TSPs via the Company’s platform in the past one month, only 16 flight tickets were booked through the Company’s website to and from Cuba, Iran and Sudan, which only accounted for approximately 0.0003% of the total number of flight tickets booked on the Company’s website in the past month. The Company offers its web-based services, including the booking of flights to Cuba, Iran and Sudan, in compliance with applicable laws and regulations.

The Company does not believe that an investor would consider the Company’s contacts with Cuba, Iran and Sudan to be material to its investment decision. The Company believes that a reasonable investor would likely expect a travel website in China to offer flights worldwide.

2.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

The Staff’s instruction is noted.

Securities and Exchange Commission	3	September 30, 2013

Notes to the Consolidated Financial Statements for the years ended December 31, 2010, 2011 and 2012, page F-8

7. Income taxes, page F-58

3.	Refer to responses to comments 4 and 5 in our letter dated September 9, 2013. Please clarify your disclosure that the majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. In this regard, please also remove the reference to deemed revenue as a permanent difference as such characterization appears inconsistent with the nature of income tax uncertainty associated with deemed revenues. Lastly, please disclose where the liability is classified on your balance sheet.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-28 and F-59 to clarify that the majority of the liabilities for unrecognized tax benefits represent tax positions taken with respect to deemed revenue. The Company has also removed all references to deemed revenue as a permanent difference. In addition, the Company has disclosed that the unrecognized tax benefits are recorded in non-current liabilities in the consolidated balance sheets.

Exhibit 99.2 Opinion of TransAsia Lawyers regarding certain PRC law matters

4.	Please specify in the first paragraph of the opinion that the ADSs represent your Class B ordinary shares, if that is correct.

In response to the Staff’s comment, the first paragraph of the Opinion of TransAsia Lawyers has been revised to specify that the ADSs represent the Company’s Class B ordinary shares.

5.	Please have counsel delete the words “the General Disclosure Package” from the opinion and ensure that that the opinion is complete on its own or includes complete legal analysis as applicable.

In response to the Staff’s comment, the references to “the General Disclosure Package” have been deleted from the Opinion of TransAsia Lawyers.

6.	We note that in response to comment 38 in our comment letter dated May 10, 2013, you confirmed that your “PRC counsel’s legal opinion will address the lack of registration of liaison offices and leases as well as any other material registrations required for leases.” Please have counsel revise its opinion to address these issues.

In response to the Staff’s comment, the Opinion of TransAsia Lawyers has been revised to address the lack of registration of certain liaison offices and leases as well as any other material registrations required for leases.

7.	Please ask your PRC counsel to revise its legal opinion to clarify whether each of the capitalization transactions described under “History and Corporate Structure” were in compliance with the laws of the PRC.

In response to the Staff’s comment, the Opinion of TransAsia Lawyers has been revised to clarify whether each of the capitalization transactions described under “History and Corporate Structure” were in compliance with the laws of the PRC.

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Securities and Exchange Commission	4	September 30, 2013

If you have any questions regarding this submission, please contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Liang Tao at +852-2533-3361(liang.tao@davispolk.com), or Raymond Wong of Ernst & Young Hua Ming LLP at +86-10-5815-2823 (raymond.wong@cn.ey.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He

Li He

cc:	Mr. Chenchao (CC) Zhuang, Chief Executive Officer

Mr. Sam Hanhui Sun, Chief Financial Officer

Qunar Cayman Islands Limited

Mr. Raymond Wong, Partner

Ernst & Young Hua Ming LLP

Leiming Chen, Esq., Partner

Simpson Thacher & Bartlett LLP